Filed by Pebblebrook Hotel Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: LaSalle Hotel Properties
Commission File No. 001-14045

This filing relates to the proposed offer of Pebblebrook Hotel Trust, a Maryland real estate investment trust (“Pebblebrook”), to combine with LaSalle Hotel Properties, a Maryland real estate investment trust (“LaSalle”).

On April 27, 2018, beginning at approximately 10:00 a.m. Eastern Time, Pebblebrook conducted its quarterly conference call relating to Pebblebrook’s financial and operating results for the quarter ended March 31, 2018 (the “Earnings Call”). The Earnings Call was simultaneously webcast and the webcast has been archived and made available online through the Investor Relations section of Pebblebrook’s website at http://www.pebblebrookhotels.com.

During the Earnings Call, Jon E. Bortz, President, Chief Executive Officer and Chairman of the Board of Trustees of Pebblebrook, made prepared remarks relating to Pebblebrook’s offer to combine with LaSalle. The following is a transcript of those remarks.

Jon E. Bortz ‑ President, Chief Executive Officer and Chairman of the Board of Trustees

“Finally, I’d like to make a few comments about our offer to combine our company with LaSalle Hotel Properties. Following a dinner I had in early March with LaSalle’s CEO to discuss the topic, we made a formal proposal to combine the two companies, including offering a substantial premium to LaSalle’s shareholders. The premium at the time of that offer was 18%. With the increased exchange ratio of our final offer, and the very positive response of our stock to our merger proposal, the premium was 33% at the time of our final offer. It’s clear to us, and to all of the investors we’ve spoken to, that the logic of the combination of these two companies is likely the most obvious combination in the history of REITs. Our overall strategies are very similar, our focused markets have huge overlap, the quality of the hotels are similar, and we partner with most of the same operators and brands.

We believe the many benefits are clear to our shareholders and LaSalle’s shareholders, many of whom are the same, and we’ve clearly laid out those benefits in our letters to LaSalle’s Board over the last 7 weeks, so we don’t feel it’s necessary to repeat them here.

Nevertheless, we do want to reiterate that we believe the benefits are truly compelling. Not only are our two companies extremely similar, but we know the portfolio incredibly well. Twenty-two of LaSalle’s hotels were acquired under my leadership, and at Pebblebrook, we either bid on or extensively reviewed and underwrote another thirteen of the company’s hotels prior to LaSalle’s purchase of them. Outside of the team at LaSalle, no one has better knowledge of this portfolio than we do.

Putting these properties in our hands will allow us to bring to bear our particular expertise in renovating and redeveloping the hotels and restaurants to provide the customer a more unique experience, which as we’ve repeatedly proven over 20 years, can deliver higher revenues and more profit to the bottom line. We believe this increase to EBITDA could be as much as $3,000 to $5,000 per room over the long-term, as compared to the more than $6,000 per key differential between our outlook for 2018 for our portfolio and LaSalle’s outlook for this year for their portfolio. While there would be significant investment in the portfolio to achieve these potential results, we have demonstrated a consistent ability to earn double digit EBITDA yields on the investments we’ve made in our portfolio.

Through our many discussions with our shareholders and LaSalle’s shareholders over the last four weeks, we’ve heard nothing but strong support for the merger of our companies. The research community has also been in strong support of the combination. We’ve offered one of the highest premiums ever paid for a REIT in the history of completed REIT mergers.

Our offer is also higher than LaSalle’s stock has traded at since mid-2015, when optimism about RevPAR growth for the industry was high, their dividend was double today’s dividend, and long before LaSalle’s most recent outlook for 2018. All of the other lodging REITs also traded at much higher prices in early 2015. In fact, Pebblebrook stock traded in the high 40s in early 2015. In addition, it’s worth pointing out that our proposal is also a significant premium to LaSalle’s consensus NAV and consensus target prices.

In addition to the very large price premium, we’ve offered a significant cash component as well, in response to LaSalle’s Board indicating in their March 28th rejection letter that the mix of consideration was a reason for their rejection of our initial offer. We believe that the index and ETF shareholders who own roughly 40% of LaSalle would want or need stock, and that the additional 30% of LaSalle owned by shareholders who also own Pebblebrook would want to continue to own the combined company. Of course, we own just shy of 5% of LaSalle and would also elect shares. So that means that any remaining shareholders could likely get almost 100% in cash if they should so choose with our final merger offer.

Earlier this week, we disclosed our final offer that we sent to LaSalle’s Board last Friday, April 20th. We’re confident that the LaSalle Board will consider this highly attractive offer expeditiously and in a fair manner and also recognize that it maximizes value for their shareholders.

If LaSalle’s Board chooses not to do anything, or they choose a lower bid, it would be troubling. On the other hand, if we lose to a higher bidder, then so be it. We will have exercised our fiduciary duty to our shareholders to pursue opportunities that would create value for our shareholders. But our success has always been based on remaining disciplined, and we will continue that successful practice by remaining disciplined with this opportunity.

We have a great company with a strong and consistent track record of performance, in a terrific position to continue to outperform, with a team that is committed to that goal. With a better-than-expected first quarter behind us, we’re increasingly optimistic about the potential for the continued improvement in travel, including business travel, and the benefits that will accrue to our performance should that come to pass. We’re positioned well for the rest of this year, and for 2019.

We’d now be happy to answer your questions. Please keep in mind, due to instructions from our legal counsel, there’s nothing more we can say about our proposed merger.”

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Pebblebrook has made for a business combination transaction with LaSalle. In furtherance of this proposal and subject to future developments, Pebblebrook (and, if a negotiated transaction is agreed, LaSalle) may file one or more registration statements, proxy statements, tender or exchange offer statements, prospectuses or other documents with the United States Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender or exchange offer statement, prospectus or other document Pebblebrook or LaSalle may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PEBBLEBROOK AND LASALLE ARE URGED TO READ ANY SUCH PROXY STATEMENT, REGISTRATION STATEMENT, TENDER OR EXCHANGE OFFER STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement or prospectus (if and when available) will be delivered to shareholders of LaSalle or Pebblebrook, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Pebblebrook through the website maintained by the SEC at http://www.sec.gov.

Pebblebrook or LaSalle and their respective trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pebblebrook’s executive officers and trustees in Pebblebrook’s definitive proxy statement filed with the SEC on April 27, 2018. You can find information about LaSalle’s executive officers and trustees in LaSalle’s definitive proxy statement filed with the SEC on March 22, 2018. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender or exchange offer statements or other documents filed with the SEC if and when they become available. You may obtain free copies of these documents using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding Pebblebrook’s offer to acquire LaSalle, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in Pebblebrook’s most recent annual or quarterly report filed with the SEC and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in Pebblebrook’s and LaSalle’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Pebblebrook may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of any possible transaction between Pebblebrook and LaSalle, including the possibilities that LaSalle will reject a transaction with Pebblebrook, (ii) the ultimate outcome and results of integrating the operations of Pebblebrook and LaSalle if a transaction is consummated, (iii) the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including the necessary shareholder approvals, and (iv) the risks and uncertainties detailed by LaSalle with respect to its business as described in its reports and documents filed with the SEC. All forward-looking statements attributable to Pebblebrook or any person acting on Pebblebrook’s behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Pebblebrook undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.